UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): November 30, 2015

(Exact name of registrant as specified in its charter)

Connecticut	1-15052	06-1541045
(State or other jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

157 Church Street, New Haven, Connecticut		06506
(Address of principal executive offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code		(203) 499-2000

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240 14d-2(b))

☐	Pre-commencement communications pursuant to Rule eye-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events

Settlement of Certain Litigation

On November 30, 2015, UIL Holdings Corporation (“UIL”), members of the board of directors of UIL, Iberdrola USA, Inc. (“Iberdrola USA”), Green Merger Sub, Inc. (“Merger Sub”) and Morgan Stanley & Co. LLC (collectively, the “Defendants”) reached an agreement-in-principle with the plaintiffs in the consolidated action, styled Stein v. UIL Holdings Corporation et al., (X08) FST-CV-15-6025536-S, currently pending in the Superior Court for the Judicial District of Stamford/Norwalk, Complex Litigation Docket (the “Court” and, with the constituent actions, the “Merger Litigation”), providing for the settlement of the Merger Litigation. The settlement remains subject to appropriate documentation by the parties and approval by the Court.

As part of the settlement of the Merger Litigation, UIL agreed to make certain supplemental disclosures (the “Supplemental Disclosures”) to the definitive proxy statement of UIL, dated November 12, 2015 (the “Proxy Statement”). The Supplemental Disclosures are set forth in this Form 8-K. Information concerning the proposed merger that is the subject of the Merger Litigation is set forth in the Proxy Statement and in other documents filed by UIL and Iberdrola USA with the Securities and Exchange Commission (“SEC”). The information set forth in this Form 8-K supplements such previously disclosed information.

Defendants deny all fault or liability and deny that they have committed any of the unlawful or wrongful acts alleged in the Merger Litigation or otherwise in relation to the proposed merger transaction that is the subject of the Merger Litigation, or any of the events/actions related thereto, and specifically deny that any further disclosure is required to supplement the Proxy Statement under any applicable rule, statute, regulation or law. UIL has agreed to provide the Supplemental Disclosures solely to minimize the cost of defending the Merger Litigation and to permit the special meeting and stockholder vote to proceed without delay. There can be no assurance that the merger will be consummated, that the parties to the Merger Litigation will enter into a stipulation of settlement that the Court will approve, or as to the outcome of the Merger Litigation if the Court does not approve the settlement.

Supplements to the Proxy Statement

The following information amends or supplements the Proxy Statement, and you should read such information in conjunction with the Proxy Statement. Any page references in the information below are to pages of the Proxy Statement, and any defined terms used but not defined below have the meanings set forth in the Proxy Statement.

Opinion of UIL’s Financial Advisor

The second sentence of the third full paragraph on page 100 of the Proxy Statement is deleted and the following disclosure is added as a new paragraph following the fourth full paragraph on page 100 of the Proxy Statement.

The following table sets forth the companies selected by Morgan Stanley for this analysis and their respective earnings per share multiples for calendar years 2015 and 2016, as of February 23, 2015:

Multiple
Comparable Companies	2015E P/E	2016E P/E
Alliant Energy Corporation	17.9x	16.9x
TECO Energy, Inc.	18.3x	17.1x
Vectren Corporation	18.1x	17.0x
Northwestern Corporation	17.0x	16.1x
Avista Corp.	17.4x	16.9x

The second sentence of the first full paragraph on page 101 of the Proxy Statement is deleted and the following disclosure is added as a new paragraph following the third full paragraph on page 101 of the Proxy Statement.

The following table sets forth the companies selected by Morgan Stanley for this analysis and their respective earning per share multiples for calendar years 2015 and 2016, as of February 23, 2015:

Multiple
Comparable Companies	2015E P/E	2016E P/E
Wisconsin Energy Corp.	19.3x	18.3x
CMS Energy Corp.	19.1x	17.9x
DTE Energy Corp.	18.2x	17.1x
Alliant Energy Corporation	17.9x	16.9x
Ameren Corporation	16.8x	16.0x
NextEra Energy, Inc.	18.9x	17.6x

The following disclosure amends and restates the second full paragraph on page 101 of the Proxy Statement.

Morgan Stanley separately analyzed NextEra Energy, Inc., or NextEra, from the other Iberdrola USA comparable companies based on Morgan Stanley’s conclusion that NextEra had similar business characteristics with the combined company from an operational perspective that made additional analyses of NextEra appropriate. These similarities include that the combined company and NextEra would both be holding companies with regulated utilities and large, competitive generation businesses with contracted wind generation assets.

The following disclosure supplements and restates the sixth full paragraph on page 101 of the Proxy Statement.

Morgan Stanley calculated a range of equity values per share for UIL common stock based on a discounted cash flow analysis to value UIL as a standalone entity using estimated unlevered free cash flows from the UIL forecasts for the years 2015 through 2019 and a range of estimated terminal values in the year 2019. For purposes of its discounted cash flow analysis, Morgan Stanley defined unlevered free cash flow as tax-affected earnings before interest and taxes plus adjustments for non cash items including depreciation, amortization and other non-

cash items (including stock based compensation expense) less the change in net working capital and capital expenditures. Additionally, for purposes of this analysis, Morgan Stanley assumed a transaction date of December 31, 2014 and a net debt balance as of the transaction date of $1,712 million. The range of terminal values was calculated using a range of exit multiples of 18.0x to 20.4x, based on the last-12 months’ multiples of the UIL comparable companies, applied to 2019 estimated earnings. These values were discounted to present values as of February 24, 2015 by applying a range of weighted average cost of capital of 3.8% to 5.0%, which was selected based upon Morgan Stanley’s professional judgment based on UIL’s estimated weighted average cost of capital. Based on these estimates, Morgan Stanley calculated a range of implied value per share of UIL Common Stock of $46.19 to $56.82.

The following disclosure supplements and restates the first full paragraph on page 102 of the Proxy Statement.

Morgan Stanley calculated a range of equity values of Iberdrola USA based on a discounted cash flow analysis to value Iberdrola USA as a standalone entity using estimated unlevered free cash flows for Iberdrola USA from the Iberdrola USA projections considered by UIL for each of the years from 2015 through 2019 and estimated terminal values in the year 2019. For purposes of its discounted cash flow analysis, Morgan Stanley defined unlevered free cash flow as tax-affected earnings before interest and taxes plus adjustments for non cash items including depreciation, amortization and other non-cash items (including stock based compensation expense) less the change in net working capital and capital expenditures. Additionally, for purpose of this analysis, Morgan Stanley assumed a net debt balance as of the transaction date of $2,504 million. The terminal values were calculated using a range of exit multiples of 18.2x to 20.2x, based on the last-12 months’ multiples of the Iberdrola USA comparable companies, applied to 2019 net income. These values were discounted to present values as of February 24, 2015 by applying a range of weighted average cost of capital of 3.6% to 5.1%, which range was selected by Morgan Stanley using its professional judgment based on Iberdrola USA’s estimated weighted average cost of capital. Morgan Stanley also included in this valuation an estimate of the range of the value of scheduled utilization of tax benefits from 2015 through 2022, discounted using a range of weighted cost of capital of 3.6% to 5.1%. The range of estimated equity values of Iberdrola USA calculated by Morgan Stanley using this methodology was $13.2 billion to $15.6 billion.

The second sentence of the third full paragraph on page 104 of the Proxy Statement is deleted and the following disclosure is added as a new paragraph following the third full paragraph on page 104 of the Proxy Statement.

The following table sets forth the respective earnings per share multiples for calendar years 2016 and 2017 with respect to the Iberdrola USA comparable companies:

Multiple
Comparable Companies	2016E P/E	2017E P/E
Wisconsin Energy Corp.	18.3x	17.3x
CMS Energy Corp.	17.9x	16.7x
DTE Energy Corp.	17.1x	16.2x
Alliant Energy Corporation	16.9x	16.3x
Ameren Corporation	16.0x	15.1x
NextEra Energy, Inc.	17.6x	16.7x

The following disclosure amends and restates the fourth full paragraph on page 104 of the Proxy Statement.

With respect to UIL’s current multiple (the Street Case), the Iberdrola USA comparable companies (the Integrated Average) and NextEra for calendar year 2016, the following table sets forth the (i) implied equity consideration per share calculated by Morgan Stanley (derived from the UIL share of equity value implied by combined management net income, multiplied by the respective assumed price to earnings ratio, divided by the number of acquisition shares), (ii) the implied total per share consideration generated by adding the per share cash consideration of $10.50 to the implied equity consideration per share, (iii) the implied consideration premium to UIL’s trading price of $42.38 as of February 24, 2015 and (iv) the consensus implied transaction multiple (based on a median estimate of 2015 EPS prepared by equity research analysts of $2.43 as of February 24, 2015):

	2016 Pro Forma P/E Multiple
	Street Case	Integrated Average	NextEra
	16.4x	17.2x	17.6x
Equity Consideration	$37.88	$39.73	$40.65
Total Consideration	$48.38	$50.23	$51.15
% Premium to Current	14.2%	18.5%	20.7%
Consensus Implied Transaction Multiple (FY1 P/E)	19.9x	20.7x	21.1x

Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, are more fully discussed in UIL’s Proxy Statement filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in UIL’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this communication speak only as of the date of this communication. UIL does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication other than as required by applicable law.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between UIL and Iberdrola USA. In connection with the proposed transaction between UIL and Iberdrola USA, Iberdrola USA has filed with the SEC a registration statement on Form S-4, as amended, containing a prospectus of Iberdrola USA, and UIL filed its Proxy Statement with the SEC on November 12, 2015. UIL AND IBERDROLA USA URGE INVESTORS AND SHAREHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, Proxy Statement or any other documents that Iberdrola USA or UIL may file with the SEC or send to shareholders in connection with the proposed transaction.

You may obtain copies of all documents filed with the SEC regarding this proposed transaction, free of charge, at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by UIL are available free of charge on UIL’s website at www.uil.com or by contacting UIL’s Investor Relations Department at 203-499-2409.

Participants in Solicitation

UIL and its directors and executive officers, and Iberdrola USA and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of UIL common stock in respect of the proposed transaction. Information about UIL’s executive officers and directors is set forth in UIL’s definitive proxy statement for its 2015 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2015. Other information regarding the interests of such individuals, as well as information regarding Iberdrola USA’s directors and executive officers, is set forth in the Proxy Statement of UIL filed with the SEC on November 12, 2015. You may obtain free copies of these documents as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 30, 2015

UIL HOLDINGS CORPORATION
Registrant

By	/s/ Richard J. Nicholas
Richard J. Nicholas
Executive Vice President
and Chief Financial Officer